UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-42597

Webull Corporation

200 Carillon Parkway
St. Petersburg, Florida 33716

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒ Form 40-F ☐

Closing of the Business Combination and Expected Nasdaq Listing

On April 10, 2025, Webull Corporation (the “Company”) and SK Growth Opportunities Corporation (“SK Growth”) consummated their previously announced business combination (the “Business Combination”) contemplated by the Business Combination Agreement, dated as of February 27, 2024, as amended on December 5, 2024 and March 31, 2025, by and among the Company, Feather Sound I Inc., Feather Sound II Inc. and SK Growth. The Business Combination was approved by SK Growth’s shareholders on March 30, 2025. Upon the closing of the Business Combination, SK Growth became a wholly owned subsidiary of the Company, and the ordinary shares and warrants of SK Growth converted to ordinary shares and warrants of the Company. The Company expects its Class A ordinary shares, warrants and incentive warrants to begin trading on the Nasdaq Stock Market (“Nasdaq”) under the ticker symbols “BULL,” “BULLW,” and “BULLZ,” respectively, on April 11, 2025.

Forward Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Report on Form 6-K or other statements of the Company, including, for instance, statements as to the expected listing of the Company’s securities on Nasdaq, business strategy and plans, future results of operations and financial position, planned products and services, objectives of management for future operations or strategies of the Company, market size and growth opportunities, competitive position and technological and market trends are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this Report on Form 6-K, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to capitalize on the anticipated benefits of the Business Combination, to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions. failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses, of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (10) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (11) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (12) the ability to meet, or continue to meet, stock exchange listing standards; (13) the possibility of adverse developments in pending or new litigation and regulatory investigations; and (14) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the filings made, or to be made, by the Company of SK Growth with the U.S. Securities and Exchange Commission including the definitive proxy statement/prospectus relating to the Business Combination, dated March 10, 2025, and mailed to SK Growth’s shareholders of record as of March 10, 2025. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this Report on Form 6-K may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Report on Form 6-K should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBULL CORPORATION

Date: April 10, 2025	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Chief Executive Officer

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